SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 11, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 11, 2022.

Buenos Aires, April 11th 2022

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Reference is made to the General and Special Shareholders’ Meeting of Banco Macro S.A. (hereinafter referred to as the “Bank”) called for April 29th 2022, at 11 am.

In that connection, please be advised that on the date hereof the Bank received notice from the shareholder FGS-ANSES informing its decision to vote on a cumulative basis under sections 263 and 289 of the Argentine Business Company Law No. 19550, regarding the following items of the Agenda:

10)  Appoint five regular directors and three alternate directors who shall hold office for three fiscal years to fill the vacancies existing due to the expiration of the relevant terms of office.

11)  Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 11, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer